UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Transaction in own shares

GSK plc (the "Company") announces today acting through Citigroup Global Markets Limited (the "Broker"), it has purchased the following number of the Company's ordinary shares of 31¼ pence each.

Date of purchase	Aggregate number of ordinary shares of 31 ¼ pence each purchased	Lowest price paid per share (GBp)	Highest price paid per share (GBp)	Volume weighted average price paid per share (GBp)
26 May 2026	301,200	1,900.00	1,942.50	1,922.09
27 May 2026	319,674	1,909.50	1,942.00	1,932.82
28 May 2026	307,448	1,906.00	1,935.50	1,921.76
29 May 2026	319,949	1,885.50	1,918.50	1,899.95

The purchased shares will be held as Treasury shares.

Such share purchases form part of the Company's existing buyback programme and was effected pursuant to the non-discretionary agreement entered into with the Broker on 8 May 2026, as announced on 11 May 2026.  Since 11 May 2026 the Company has purchased 4,590,420 ordinary shares.

Following the above purchases, the Company will hold 265,968,706 ordinary shares in treasury and have 4,050,256,108 ordinary shares in issue (excluding Treasury shares).

Following the above purchases, the total number of voting rights in the Company will be 4,050,256,108. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

The Company confirms that, in accordance with DTR 5.5.1R, following the above purchases the percentage of voting rights attributable to the ordinary shares held in treasury is 6.57 per cent.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by the Broker on the London Stock Exchange and the CBOE Europe Limited recognised investment exchange (through its order books having market identification codes CHIX or BATE) is set out in the Schedule to this announcement, available via the link below:

http://www.rns-pdf.londonstockexchange.com/rns/4657G_1-2026-6-1.pdf

About GSK

GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025, and GSK's Q1 Results for 2026.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 01, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc